EXHIBIT 12.1

Ratio of Earnings to Fixed Charges

	Year ended December 31,
	2011(1)	2012(1)	2013(1)	2014(1)	2015
Earnings
Net (loss) income (controlling & non-controlling share of subsidiaries)	($376,421)	($311,116)	$35,480	$124,002	$405,460
Add: income tax expense (recovery)	4,290	(14,406)	2,872	10,173	(16,767)
Add: loss (income) from equity investees	35,309	(79,211)	(136,538)	(128,114)	(102,871)
Add: fixed charges	157,761	209,694	200,931	262,596	271,396
Add: amortization of capitalized interest	4,461	5,849	5,382	4,851	5,131
Add: dividends from equity investees	15,505	14,878	15,395	33,389	106,018
Less: interest capitalized	(8,100)	(34,900)	(14,600)	(51,300)	(22,000)
Less: preference security dividends of subsidiaries	—	—	(7,461)	(12,217)	(19,312)
Less: non-controlling interest expense	—	—	—	—	—

Earnings	($167,195)	($209,212)	$101,461	$243,380	$627,115

Fixed Charges
Interest expensed	$137,604.00	$167,615.00	$181,396.00	$208,529.00	$242,469
Interest capitalized	8,100	34,900	14,600	51,300	22,000
Estimated interest expense in charter hire expense	12,057	7,179	4,935	2,767	6,927

Fixed Charges	$157,761	$209,694	$200,931	$262,596	$271,396

Ratios	<1.0x	<1.0x	<1.0x	<1.0x	2.31x

(1)	The ratio of earnings to fixed charges was less than 1.0x.